                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                               SECURED INCOME L.P.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

              AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC. - OFFEROR
                     AIMCO/BETHESDA HOLDINGS, INC. - OFFEROR
                        AIMCO PROPERTIES, L.P. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    813901105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  M. Todd Wade
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
  Transaction Valuation*                                Amount of Filing Fee**
--------------------------------------------------------------------------------
  $19,148,056.50                                        $2,426.06
--------------------------------------------------------------------------------

* For purposes of calculating the fee only.
** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:   _______________      Filing Party: __________________

 Form or Registration No.: _______________      Date Filed:   __________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.   [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  issuer tender offer subject to Rule 13e-4.        [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO/Bethesda Holdings Acquisitions, Inc. ("AIMCO/Bethesda"), a Delaware corporation, in connection with its tender offer to purchase units of limited partnership interest of Secured Income L.P., a Delaware limited partnership, at a price of $23.30 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 1, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and
(a)(3), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

         On September 22, 2004, AIMCO/Bethesda mailed a letter to the limited partners of Secured Income L.P. A copy of that letter is filed with this Schedule TO as exhibit (a)(7). This Amendment No. 2 amends Item 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO/Bethesda.

ITEM 12.    EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Secured Income L.P., dated September 1, 2004. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated September 1, 2004 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3) Acknowledgement and Agreement, dated September 1, 2004. (Previously filed)

(a)(4) Letter, dated September 1, 2004, from AIMCO/Bethesda to the limited partners of Secured Income L.P. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed with the Commission on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2004 filed with the Commission on Form 10-Q on August 9, 2004 is incorporated herein by reference.

(a)(7) Letter, dated September 22, 2004, from AIMCO/Bethesda to the limited partners of Secured Income L.P.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Third Amendment, dated as of February 14, 2003, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP

            Management Company, AIMCO, Lehman Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(3) Second Amendment, dated as of August 2, 2002, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman Commercial Paper, Inc., and the other financial institutions party thereto (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)         Not applicable.

(g)         None.

(h)         None.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2004

                                      AIMCO PROPERTIES, L.P.


                                      By: AIMCO-GP, INC.
                                         ---------------------------------------
                                         (General Partner)

                                      AIMCO-GP, INC.

                                      APARTMENT INVESTMENT AND
                                      MANAGEMENT COMPANY

                                      AIMCO/BETHESDA HOLDINGS
                                      ACQUISITIONS, INC.

                                      AIMCO/BETHESDA HOLDINGS, INC.


                                      By: /s/ Martha L. Long
                                         ---------------------------------------
                                         Senior Vice President
                                         of each of the foregoing entities

                                  EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION

(a)(1) Offer to Purchase limited partnership units of Secured Income L.P., dated September 1, 2004. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated September 1, 2004 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3) Acknowledgement and Agreement, dated September 1, 2004. (Previously filed)

(a)(4) Letter, dated September 1, 2004, from AIMCO/Bethesda to the limited partners of Secured Income L.P. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2004 filed with the Commission on Form 10-Q on August 9, 2004 is incorporated herein by reference.

(a)(7) Letter, dated September 22, 2004, from AIMCO/Bethesda to the limited partners of Secured Income L.P.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Third Amendment, dated as of February 14, 2003, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(3) Second Amendment, dated as of August 2, 2002, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman Commercial Paper, Inc., and the other financial institutions party thereto (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)         Not applicable.

(g)         None.

(h)         None.